Exhibit 12.1

MSCI Inc.
Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2015	Year Ended						One Month Ended December 31, 2010
		December 31, 2014		December 31, 2013	December 31, 2012	December 31, 2011	November 30, 2010
Operating revenues	$533,349	$996,680		$913,364	$826,990	$781,355	$604,307	$61,841
Total operating expenses	346,096	659,514		573,033	508,755	484,193	406,629	38,993
Operating income	187,253	337,166		340,331	318,235	297,162	197,678	22,848
Interest income	(389)	(851)		(889)	(699)	(526)	(944)	(39)
Interest expense	22,224	31,820		26,256	56,401	55,673	51,311	6,054
Other expense	342	(2,141)		2,136	1,732	4,445	974	(257)
Other expense (income), net	22,177	28,828		27,503	57,434	59,592	51,341	5,758
Income before provision for income taxes	165,076	308,338		312,828	260,801	237,570	146,337	17,090
Provision for income taxes	59,435	109,396		112,918	96,010	78,634	58,492	5,238
Income from continuing operations	105,641	198,942		199,910	164,791	158,936	87,845	11,852
Income from discontinued operations, net of income taxes	(5,797)	85,171		22,647	19,447	14,518	4,325	1,972
Net income	$99,844	$284,113		$222,557	$184,238	$173,454	$92,170	$13,824
Income before provision for income taxes	$165,076	$308,338		$312,828	$260,801	$237,570	$146,337	$17,090	a
Interest Expense (includes amortization of fees and discounts)	22,224	23,876	(3)	26,256	56,401	61,727	51,311	6,054	b
Estimated portion of rent expense representative of interest	4,285	8,705		8,034	7,852	5,826	5,546	485	b
									a +
									b =
Earnings	$191,585	$340,919		$347,118	$325,054	$305,123	$203,194	$23,629	c
Fixed Charges:
Interest Expense (includes amortization of fees and discounts)(1)	22,224	23,876	(3)	26,256	56,401	61,727	51,311	6,054
Estimated portion of rent expense representative of interest(2)	4,285	8,705		8,034	7,852	5,826	5,546	485
Total Fixed Charges	$26,509	$32,581		$34,290	$64,253	$67,553	$56,857	$6,539	b
Earnings to Fixed Charges Ratio	7.23	10.46		10.12	5.06	4.52	3.57	3.61	c/b

(1)	The interest expense included in fixed charges above reflects only interest on third-party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, Income Taxes (formerly FASB Interpretation No. 48, Accounting for Income Taxes).

(2)	Rent expense substantially represents payments for rented spaces. MSCI Inc. has used one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.

(3)	Excludes $7.9 million of accelerated amortization of discount and capitalized expenses related to indebtedness that were recognized upon the November 20, 2014 termination of MSCI Inc.’s senior secured credit facility, as amended.